UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                      to

Commission file number: 0-11399

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Cintas Partners’ Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cintas Corporation

6800 Cintas Boulevard

P.O. Box 625737

Cincinnati, Ohio 45262-5737

REQUIRED INFORMATION

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of the Cintas Partners’ Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cintas Partners’ Plan (the Plan) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2020 and 2019, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2020 and schedule of delinquent participant contributions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1993

Cincinnati, Ohio

June 23, 2021

Cintas Partners’ Plan

Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Cash	$4,639,516	$3,904,605
Investments at fair value	2,456,522,996	2,116,764,345
Fully benefit-responsive investment contracts at contract value	240,543,696	188,281,020

Receivables:
Notes receivable from participants	44,845,581	50,017,751
Interest and dividend income	62	5,940

Total receivables	44,845,643	50,023,691

Net assets available for benefits	$2,746,551,851	$2,358,973,661

See accompanying notes.

Cintas Partners’ Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2020	2019
Additions
Investment income:
Interest and dividend income	$27,065,176	$20,210,309
Net appreciation in fair value of investments	445,590,050	553,910,168

	472,655,226	574,120,477

Interest income on notes receivable from participants	2,362,943	2,519,540

Contributions:
Employer	73,337,002	63,124,025
Participants	107,995,500	110,993,532
Rollovers	5,328,027	4,405,388

Total contributions	186,660,529	178,522,945

Total additions	661,678,698	755,162,962

Deductions
Benefit payments	269,666,432	177,892,592
Administrative expenses	4,434,076	4,432,807

Total deductions	274,100,508	182,325,399

Net increase	387,578,190	572,837,563

Net assets available for benefits at beginning of year	2,358,973,661	1,786,136,098

Net assets available for benefits at end of year	$2,746,551,851	$2,358,973,661

See accompanying notes.

Cintas Partners’ Plan

Notes to Financial Statements

December 31, 2020

1. Description of the Plan

The following description of the Cintas Partners’ Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Cintas Corporation (Cintas or the Company) established the Plan on June 1, 1991, upon the merger of the Cintas Corporation Profit-Sharing Plan and the Cintas Corporation Employee Stock Ownership Plan (the ESOP). Effective June 1993, the Plan was amended to enable United States employees of the Company (the Participants) to make voluntary pretax contributions.

The Plan is a defined-contribution plan designed to comply with the appropriate regulations of the Internal Revenue Code of 1986 (the Code), as amended, and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. Cintas is the Plan Administrator; Alight Solutions serves as the Recordkeeper and Fifth Third Bank serves as the Plan Trustee.

Eligibility and Participation

The Participants are generally eligible to participate in the tax-deferred contribution portion of the Plan after three months of service at which time participants are automatically enrolled, unless they affirmatively decline to participate. The Participants are eligible to participate in all other portions of the Plan after reaching 1,000 hours of service and will receive an allocation of the Company’s contributions made as of the end of the Company’s fiscal year (May 31), provided they work at least 1,000 hours during the preceding Plan year and are employed by the Company on the last day of the Company’s fiscal year (May 31).

Contributions

A Participant is permitted to make voluntary pretax contributions to the Plan in any whole percent of the Participant’s annual compensation from 1% to 75%. If no election is made, a participant is automatically enrolled at 3%. The automatic contribution will be invested in the Plan default fund if no other investment elections have been made. At its discretion, the Board of Directors of the Company may authorize a matching contribution of the Participants’ pretax contributions.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

A Participant may rollover proceeds of a lump-sum distribution from another qualified plan or transfer proceeds of a distribution from certain individual retirement accounts into the Participant’s account. The Company’s profit-sharing and ESOP contributions are allocated to the profit-sharing contributions account and the ESOP contributions account, respectively, and are made at the discretion of the Company’s Board of Directors. All contributions are subject to certain limitations of the Code.

Participant Accounts

Each Participant’s account is credited with the Participant’s voluntary pretax contributions and an allocation of: (i) the Company’s profit-sharing contribution, (ii) the Company’s ESOP contribution, (iii) the Company’s matching contribution, (iv) forfeitures from the profit-sharing, 401(k) matching, and ESOP accounts, and (v) Plan earnings. Allocations for (i) and (ii) are based upon a point system, which takes into account compensation and years of service. The allocation for (iii) is equal to the eligible Participant’s pretax contributions multiplied by the matching contribution percentage, if any, determined by the Board of Directors each year. The allocation for the profit-sharing and ESOP portions of (iv) is based upon the ratio of each Participant’s eligible compensation to the total eligible compensation, provided that the Participant is eligible to receive a profit-sharing or ESOP allocation. The allocation for the 401(k) matching portion of (iv) is based upon the ratio of a Participant’s 401(k) contributions to the total 401(k) contributions, provided that the Participant is eligible to receive a matching contribution. The allocation for (v) is based upon the ratio of each Participant’s account value to the total value within the respective fund as of the valuation date.

In 2020, the Plan was amended to allow Cintas to make a special allocation of any portion of the profit sharing contributions as it determines in its sole discretion to all salaried and hourly non-exempt participants who are otherwise entitled to receive a profit sharing contribution.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Forfeitures totaled $1,825,863 and $1,862,164 for the years ended December 31, 2020 and 2019, respectively, within the Plan. These funds may be used at the discretion of the Company; first, to restore forfeitures of Participants who are re-employed and next, to make administrative corrections and offset the cost of administration of the Plan. Thereafter, any remaining forfeitures may be allocated as described above in (iv). $0 and $898,370 were used to reduce employer contributions and expenses for the years ended December 31, 2020 and 2019, respectively. $1,974,390 and $0 in forfeitures were allocated to eligible participants as described above in (iv) for the years ended December 31, 2020 and 2019, respectively.

Investment Elections

The ESOP’s only investment option is the Company’s common stock. The Company’s Board of Directors determines the contribution made to the ESOP. The Plan allows Participants to direct their ESOP contributions into one or more of the investment options described below once they have vested in their ESOP contributions. The Plan allows the Participants to direct their 401(k) pretax, after-tax, matching, rollover, and profit-sharing contributions into one or more of the following investment options:

The Cintas Corporation Common Stock Fund is a separately managed account that invests in common stock of the Company. Fifth Third Bank makes purchases of the Company’s common stock for this fund either on the open market or directly from the Company. Fifth Third Bank determines when to purchase the Company’s common stock for the fund. Until purchases are made, contributions are held in a money market fund. The Participants, through a proxy, direct Fifth Third Bank how to vote on this common stock.

The Cintas Stable Value Fund is a conservative fixed income vehicle that seeks to provide a stable rate of return with preservation of principal and liquidity as primary objectives. The fund will typically hold a variety of principal preservation investments. It is invested in synthetic guaranteed investment contracts (GICs) and diversified fixed income portfolios that are designed to protect against short-term interest rate and market volatility by utilizing investment contracts issued by banks and insurance companies known as wrap contracts. The wrap contracts are intended to provide a steady crediting rate in the fund by smoothing the impact of fluctuating interest rates and bond prices of the underlying fixed income portfolios by incrementally adjusting the crediting rate applicable to the fund. The wrap contracts are put in place to allow the funds return to reflect the

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

general direction of interest rate changes rather than the day-to-day price volatility of fixed income portfolios.

The Fidelity 500 Index Fund is a diversified domestic large-cap equity strategy (mutual fund) that seeks to closely track the returns and characteristics of the S&P 500 index. The S&P 500 is a market-capitalization-weighted index designed to measure the performance of 500 large-cap U.S. companies. The fund holds each constituent security at approximately the same weight as the S&P 500 index.

The Dodge & Cox Income Fund is a registered investment company (mutual fund) that seeks a high and stable rate of current income, consistent with long-term preservation of capital. The fund invests in a diversified portfolio consisting primarily of high-quality bonds and other debt securities. Debt securities in which the fund may invest include government and government-related obligations, mortgage- and asset-backed securities, corporate and municipal bonds, and other debt securities, and may include fixed and floating rate instruments. A maximum of 20% of the fund’s total assets may be invested in debt obligations rated below investment grade.

The PIMCO Investment Grade Corporate Bond Fund is a registered investment company (mutual fund) that seeks to maximize return and minimize risks consistent with preservation of capital strategies by investing in high-quality corporate bonds. The fund normally invests at least 80% of assets in a diversified portfolio of investment-grade corporate fixed-income securities of varying maturities.

The PIMCO Real Return Fund is a registered investment company (mutual fund) that seeks to provide a return in excess of inflation by investing in U.S. Treasury inflation protection securities, which are government bonds that provide a return linked to the rate of U.S. inflation as measured by the Consumer Price Index.

The T. Rowe Price Retirement Family of Funds (T. Rowe Price Retirement Fund, T. Rowe Price Retirement 2020 Fund, T. Rowe Price Retirement 2025 Fund, T. Rowe Price Retirement 2030 Fund, T. Rowe Price Retirement 2035 Fund, T. Rowe Price Retirement 2040 Fund, T. Rowe Price Retirement 2050 Fund, and T. Rowe Price Retirement 2060 Fund) are common collective trusts that seek long-term capital appreciation by investing in a portfolio that gradually shifts from a greater concentration of higher-risk investments (primarily equity securities) to a greater

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

concentration of lower-risk investments (generally fixed-income securities and cash instruments) as retirement age approaches. In June 2019, the shares of T. Rowe Price Retirement Family of Funds which were previously registered investment companies (mutual funds) were exchanged for shares of common collective trusts.

The T. Rowe Price Growth Stock Fund is a common collective trust that seeks to provide long-term capital growth and, secondarily, increase dividend income through investments in the common stocks of well-established growth companies. The fund will normally invest at least 80% of its net assets in the common stocks of a diversified group of growth companies. The fund seeks investments in companies that have the ability to pay increasing dividends through strong cash flow and generally looks for companies with an above-average rate of earnings growth and a lucrative niche in the economy that gives them the ability to sustain earnings momentum even during times of slow economic growth. In June 2019, the shares of T. Rowe Price Growth Stock Fund which were previously a registered investment company (mutual fund) were exchanged for shares of a common collective trust.

The Artisan Mid Cap Fund is a registered investment company (mutual fund) that seeks long-term capital growth. The fund primarily invests in equity securities of mid-sized companies. The fund also seeks companies that have or are developing franchise characteristics, and that it believes to be undervalued.

The DFA U.S. Large Cap Value Portfolio Institutional Fund is a registered investment company (mutual fund) that pursues its investment objective by investing substantially all of its assets in the U.S. Large Cap Value Series. The U.S. Large Cap Value Series, using a market capitalization weighted approach, purchases a broad and diverse group of readily marketable securities of large U.S. companies that Dimensional Fund Advisors LP determines to be value stocks.

The Dodge & Cox International Stock Fund is a registered investment company (mutual fund) that invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, which may include emerging market countries. Under normal circumstances, the fund will invest at least 80% of its total assets in equity securities of non-U.S. companies, including common stocks, depositary receipts evidencing ownership of common stocks, preferred stocks, securities convertible into common stocks, and securities that carry the

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Elections (continued)

right to buy common stocks. On February 26, 2021, the Dodge and Cox International Stock Fund was replaced with the Fidelity Advisor International Capital Appreciation Fund.

The Fidelity Advisor International Capital Appreciation Fund is a registered investment company (mutual fund) that seeks capital appreciation. Fidelity Management & Research normally invests at least 65% of the fund’s assets in foreign securities, including securities of issuers located in emerging markets. The fund normally invests in common stocks and will diversify the assets across different countries and regions.

The Vanguard Small Cap Index Institutional Fund is a registered investment company (mutual fund) that seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the CRSP U.S. Small Cap Index, a broadly diversified index of stocks of small U.S. companies. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the CRSP U.S. Small Cap Index, holding each stock in approximately the same proportion as its weighting in the CRSP U.S. Small Cap Index.

Benefits and Vesting

The benefits to which the Participants are entitled cannot exceed the value of the Plan’s net assets available for benefits. Employee pretax contributions, rollover contributions, after-tax contributions, and Plan earnings thereon vest immediately. Participants’ vesting for their balances in the ESOP contributions account and profit-sharing contributions account are 100% vested after three years of service, with no partial vesting.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Benefits and Vesting (continued)

A Participant is vested in his or her Company matching contribution account with the following schedule:

Years of Vesting Service	Percent Vested
Fewer than 2 years	0%
2 years but fewer than 3 years	20
3 years but fewer than 4 years	40
4 years but fewer than 5 years	60
5 years or more	100

Effective September 18, 2020, the Plan was amended to accelerate certain participant vesting requirements. An employee (participant) who was part of the Tile, Carpet and Coil Cleaning division of Cintas as of September 18, 2020 and who will have a severance from employment from the Tile, Carpet and Coil Cleaning division of Cintas in connection with the sale of the Tile, Carpet and Coil Cleaning division of Cintas shall be fully vested and have a nonforfeitable interest in the participant’s ESOP contributions account, profit sharing contributions account and matching contributions account as of September 18, 2020.

Participant Loans

The Participants may borrow, from their eligible 401(k) funds, a minimum of $500 up to a maximum of the lesser of 50% of the fair market value of the Participant’s pretax contributions account, rollover contributions account, and vested transfer contributions account or $50,000, less the Participant’s highest outstanding loan balance during the 12-month period immediately preceding the date of the loan. Loans bear interest at a rate of 1% over the Wall Street Journal prime rate, and loan terms are not to be less than six months or greater than five years. The balance in the Participant’s account secures the loan.

Principal and interest are paid ratably through periodic payroll deductions. Outstanding loans become immediately due and payable if a Participant terminates employment.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

A Participant may receive a lump-sum amount of the vested portions of his or her account at any time after having been terminated from Cintas within a reasonable administrative period. The normal form of payment is a lump sum in cash; however, a Participant shall have the right to receive his or her vested account: (i) in monthly, quarterly, semiannual, or annual installment payments over a period of less than ten years or (ii) by a rollover distribution paid directly to an eligible retirement plan. In addition, a Participant may request to receive his or her ESOP contributions account in full shares of the Company’s common stock.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

The Coronavirus Aid, Relief, and Economic Security Act and the Setting Every Community Up for Retirement Enhancement Act of 2019 also resulted in several operational changes to the Plan. The Plan was changed to allow certain qualified participants to receive COVID-19 related qualified distributions and loan repayment deferrals until 2021. Additionally, the Plan has suspended required minimum distributions for the remainder of 2020 for all plan participants. The Plan document was amended, effective September 20, 2020 as required by these laws.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include recordkeeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from Participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a Participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

New Accounting Pronouncements

In July 2018, the Financial Accounting Standards Board (FASB) issued guidance which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. The guidance also further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for the net asset value per share practical expedient in accordance with Accounting Standards Codification (ASC)820, Fair Value Measurement (ASC 820). Adoption of this guidance, which is to be applied prospectively, affects the fair value disclosures, but does not change the fair value measurement of the investments. The Plan Administrator adopted the guidance for year ended December 31,

Cintas Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)

2019, utilizing a modified retrospective approach. The adoption of the guidance resulted in the Plan no longer utilizing the net asset value per share practical expedient on its common collective trusts beginning in 2019.

In August 2018, the FASB issued guidance that eliminates, amends and adds disclosure requirements for ASC 820. This guidance allows the removal of certain disclosures regarding transfers between Level 1 and Level 2 investments, requires a modification to disclosures of investments that are valued at the net asset value and requires additional information related to the valuation of Level 3 investments. This guidance is effective for fiscal years beginning after December 15, 2019, although early adoption is permitted. Certain requirements of the standard should be applied prospectively, while others are required to be adopted retrospectively. The adoption of this guidance did not have a material effect on the Plan’s financial statements.

Investment Valuation and Income Recognition

Investments held by the Plan (except for fully benefit-responsive investment contracts) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements. Net realized and unrealized appreciation related to investments is recorded in the accompanying statements of changes in net assets available for benefits as net appreciation in fair value of investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value Measurements

The Plan follows the provisions of ASC 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a framework for measuring fair value. ASC 820 defines a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, and as noted above, ASC 820 defines a three-level fair value hierarchy that distinguishes among market participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity’s own assumptions about market participants.

The fair value hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

•

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

–	Quoted prices for similar assets and liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Cintas Partners’ Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

•

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include Plan management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level of input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Legal Contingencies

The Company (and the Plan), the Board of Directors, the Chief Executive Officer of the Company and the Investment Policy Committee are defendants in a purported class action, filed on December 13, 2019, pending in the U.S. District Court for the Southern District of Ohio alleging violations of ERISA. The lawsuit asserts that the defendants improperly managed the costs of the employee retirement plan, breached their fiduciary duties in failing to investigate and select lower cost alternative funds, and failed to monitor and control the employee retirement plan’s recordkeeping costs. The defendants deny liability.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2020
	Level 1	Level 2	Level 3	Total
Cash	$4,639,516	$—	$—	$4,639,516
Investments:
Interest-bearing cash	7,135,398	—	—	7,135,398
Cintas Corporation common stock	885,738,595	—	—	885,738,595
Shares of registered investment companies:
Fixed-income funds	97,435,514	—	—	97,435,514
U.S. equity funds	444,650,832	—	—	444,650,832
International equity fund	56,644,341	—	—	56,644,341
Common collective trusts:
Life cycle funds	804,186,340	—	—	804,186,340
U.S. equity funds	160,731,976	—	—	160,731,976

Total assets at fair value	$2,461,162,512	$—	$—	$2,461,162,512

	2019
	Level 1	Level 2	Level 3	Total
Cash	$3,904,605	$—	$—	$3,904,605
Investments:
Interest-bearing cash	8,126,254	—	—	8,126,254
Cintas Corporation common stock	754,939,459	—	—	754,939,459
Shares of registered investment companies:
Fixed-income funds	77,514,822	—	—	77,514,822
U.S. equity funds	286,261,444	—	—	286,261,444
International equity fund	59,619,575	—	—	59,619,575
Common collective trusts:
Life cycle funds	707,907,562	—	—	707,907,562
U.S. equity funds	222,395,229	—	—	222,395,229

Total assets at fair value	$2,120,668,950	$—	$—	$2,120,668,950

Cintas Partners’ Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following is a description of the valuation methods used for investments measured at fair value.

•	Cash and interest-bearing cash: The fair value of this investment is based on the actual observable value of the underlying money market funds and is priced daily at the close of business.

•

Cintas Corporation common stock: The fair value of these securities is based on observable market quotations of the Company’s common stock, which is traded on a national exchange and is priced on a daily basis at the close of business.

•

Shares of registered investment companies: The fair value of these securities is based on observable market quotations for the actual underlying funds, which is traded on national exchange and is priced on a daily basis at the close of business.

•

Shares of common collective trusts: The common collective trusts are public investment vehicles valued at net asset value (NAV) provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The daily NAV is available to participants of the Plan when they log into their online account to view their current balance. The common collective trust funds allow participants to make daily redemption requests at the current NAV. As a result, and based on the clarified guidance adopted in the prior year, the Plan has determined that the common collective trusts have a readily determinable fair value based on similar assets (i.e. mutual funds) and, therefore, each meet the criteria to be classified as Level 1.

4. Investment Contract with Insurance Company

The Plan holds synthetic investment contracts. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract with Insurance Company (continued)

A synthetic investment contract includes a wrapper contract, which is an agreement for the wrap issuer, such as bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The Plan invests in synthetic GICs that credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate that resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most affected by the change in the annual effective yield to maturity of the underlying securities. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than 0%.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such events that would limit the Plan’s ability to transact at contract value with Participants is probable.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract with Insurance Company (continued)

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default:

•	A breach of material obligation under the contract

•	An uncured violation of the Plan’s investment guidelines

•	A material misrepresentation

•	A material amendment to the plan agreement

The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, and the Plan was unable to obtain a replacement investment contract, withdrawing Participants may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so.

The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

4. Investment Contract with Insurance Company (continued)

If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (that is, replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

5. Related-Party and Parties-In-Interest Transactions

Certain of the Plan’s investments are shares of a common collective trusts and shares of registered investment companies managed by Fifth Third Bank, the trustee of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During the year ended December 31, 2020 and 2019, the Plan received $8,889,521 and $7,379,570, respectively, in common stock dividends from the Company.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated February 9, 2017, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Cintas Partners’ Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of Plan termination, the Participants will become 100% vested in their accounts.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits.

In March 2020, the World Health Organization declared the 2019 novel coronavirus (COVID-19) to be a global pandemic. COVID-19 triggered volatility in the financial markets and has had a significant negative impact on the global economy. The values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, if any, cannot be determined at this time. The extent to which COVID-19 will impact the Plan’s investment portfolio is highly uncertain and will depend on future developments.

Supplemental Schedules

Cintas Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4a– Schedule of Delinquent Participant Contributions

Year Ended December 31, 2020

Participant Contributions Transferred Late to Plan	Total that Constitute Non-exempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002–51
$32,830	$–	$32,830	(1)	$–	$–

(1)

Represents delinquent participant contributions and loan repayments from various 2018 and 2020 pay periods. The Company transmitted associated lost earnings to the Plan in 2020 and will file a Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, for the 2020 plan year.

Cintas Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2020

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Cintas Corporation common stock
Cintas Corporation Common Stock Fund*	2,504,862 shares	$885,738,595
Interest-bearing cash
Fifth Third Banksafe Trust*		7,135,398
Shares of registered investment companies
Artisan Mid Cap Fund	2,797,469 shares	155,455,374
DFA U.S. Large Cap Value Portfolio Institutional Fund	2,346,662 shares	88,070,215
Dodge & Cox International Stock Fund	1,296,209 shares	56,644,341
Dodge & Cox Income Fund	3,535,566 shares	51,796,043
Vanguard Small Cap Index Institutional Fund	968,606 shares	90,293,489
PIMCO Real Return Fund	1,408,119 shares	17,277,626
PIMCO Investment Grade Corporate Bond Fund	2,512,121 shares	28,361,845
Fidelity 500 Index Fund	851,439 shares	110,831,754

		598,730,687

Cintas Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2020

Common collective trust funds
T. Rowe Price Growth Stock Fund	2,856,949 shares	160,731,976
T. Rowe Price Retirement Fund	1,669,301 shares	29,913,872
T. Rowe Price Retirement 2020 Fund	2,038,036 shares	46,059,612
T. Rowe Price Retirement 2025 Fund	3,388,794 shares	82,313,806
T. Rowe Price Retirement 2030 Fund	4,262,129 shares	110,176,034
T. Rowe Price Retirement 2035 Fund	3,609,052 shares	97,805,304
T. Rowe Price Retirement 2040 Fund	6,675,924 shares	187,259,669
T. Rowe Price Retirement 2050 Fund	8,632,168 shares	244,549,330
T. Rowe Price Retirement 2060 Fund	336,013 shares	6,108,713

		964,918,316

Cintas Partners’ Plan

EIN #31-1188630    Plan #006

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2020

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Interest Rate, Number of Shares or Par Value	Current Value
Synthetic guaranteed investment contracts
Fifth Third BankSafe Deposit Account*		6,173,095
Prudential Synthetic Wrap GA-62421, variable rate:
Underlying securities:
Term Fund 2020		168,806
Term Fund 2021		7,893,039
Term Fund 2022		7,946,699
Term Fund 2023		7,931,356
Term Fund 2024		7,757,358
Prudential Core Conservative Int. Bond Fund		62,745,209
Prudential Insurance Company of America (wrap contract)		(3,661,470)
Voya MCA-60393
Underlying securities:
Term Fund 2020		243,434
Term Fund 2021		11,772,928
Term Fund 2022		11,664,238
Term Fund 2023		11,827,830
Term Fund 2024		11,484,135
Voya MCA-60393 Intermediate Core Fund		44,712,642
Voya MCA-60393 (Loomis Intermediate Gov/Credit Fund)		59,371,136
Voya Retirement Insurance and Annuity Company (wrap contract)		(7,486,739)

Cintas Stable Value Fund Total		240,543,696
	Varying maturity dates with interest rates ranging from
Participant loans*	4.25%-5.25%	44,845,581

		$2,741,912,273

*	Indicates party-in-interest to the Plan

EXHIBIT INDEX:

Exhibit Number	Description:

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CINTAS PARTNERS’ PLAN

Date: June 23, 2021	By:	/s/ Max Langenkamp
Max Langenkamp, Senior Vice President of Human Resources